EXHIBIT (c)(1)
                                  June 6, 2001




Special Committee of the Board of Directors
Colonial  Holdings,  Inc.
10515  Colonial  Downs  Parkway
New  Kent,  VA  23124

Gentlemen:

     Colonial Holdings, Inc. (the "Company"), Gameco, Inc. ("Parent"), and Gameco Acquisition, Inc., a wholly-owned subsidiary of Parent (the "Merger Sub"), plan to enter into a Merger Agreement (the "Agreement") pursuant to which the Merger Sub will be merged with and into the Company (the "Merger") and the Company will survive as a wholly-owned subsidiary of Parent.

     As proposed in the Agreement, the members of Parent have committed to contribute to Parent an aggregate of 3,165,500 shares of the Company. In addition, Parent has proposed to the Board of Directors of the Company that Parent acquire the shares (the "Public Shares") not owned by Parent for cash consideration of $1.10 per share. You have requested our opinion with respect to the fairness from a financial point of view to the holders of Public Shares in the Merger, as of the date of this letter, of the consideration to be received by them in the Merger.

     BB&T Capital Markets, a subsidiary of Scott & Stringfellow, Inc., as a customary part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee upon the delivery of this opinion and the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

     In developing our opinion, we have, among other things: (1) reviewed the Agreement and discussed with management and representatives of the Company the proposed material terms of the Merger; (2) reviewed, among other public information, the Company's Annual Reports, Forms 10-K, and related financial information for the fiscal years ended December 31, 1997, 1998, 1999, and 2000;
(3) reviewed the Form 10-Q for the quarter ended March 31, 2001; (4) reviewed certain information, including financial forecasts, relating to the business,

Special Committee of the Board of Directors
Colonial  Holdings,  Inc.
June  6,  2001
Page  2


earnings, cash flow, assets and prospects of the Company furnished to us by the Company; (5) conducted discussions with members of senior management of the Company concerning the Company's businesses and prospects; (6) reviewed the historical market prices and trading activity for the Company's common stock and compared such prices and trading activity with those of certain publicly traded companies which we deemed to be relevant; (7) compared the financial position and results of operation of the Company with those of certain publicly traded companies which we deemed to be relevant; (8) compared the proposed financial terms of the Merger with the financial terms of certain other business combinations which we deemed to be relevant; (9) reviewed the premiums paid by the purchaser in other business combinations relative to the closing price one day prior to the announcement, five days prior to the announcement, and thirty days prior to the announcement; (10) analyzed a discounted cash flow scenario of the Company based upon estimates of projected financial performance prepared by the management of the Company; and (11) reviewed other such financial studies and analyses and performed such other investigations and took into account all other matters as we deemed to be material or otherwise necessary to render our Opinion, including our assessment of regulatory, economic, market, and monetary conditions.

     In conducting our review and arriving at our opinion, we discussed with members of management and representatives of the Company the background of the Merger, the reasons and basis for the Merger and the business and future prospects of the Company. We have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of the Company. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of the Company. We have further assumed that the financial forecasts provided to us by the Company have been reasonably prepared on a basis reflecting the best judgment and estimate of management and that such forecasts will be realized in the amounts and at the times contemplated. We have taken into account our assessment of general economic, financial, market and industry conditions as they exist and can be evaluated as of the date hereof, as well as our experience in business valuations in general. We have also assumed that, in the course of obtaining regulatory and third party consents for the Merger, no restriction will be imposed that will have a material adverse effect on the future results of operations or financial condition of the Company.

     Our opinion expressed herein was prepared for the use of the Special Committee of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to the holders of Public Shares as to how they should vote at the stockholders' meeting in connection with the Merger. Our opinion may not be used for any other purpose without our prior written consent. We hereby consent, however, to the inclusion of this opinion as an exhibit to any proxy statement or registration statement distributed in connection with the Merger.

Special Committee of the Board of Directors
Colonial  Holdings,  Inc.
June  6,  2001
Page  3


     On the basis of our analyses and review and in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions and assumptions noted above, it is our opinion that, as of the date hereof, the consideration to be received by the holders of Public Shares in the Merger is fair from a financial point of view to the holders of Public Shares of the Company.

                                 Very  truly  yours,

                                 BB&T  CAPITAL  MARKETS
                                 A division of SCOTT & STRINGFELLOW, INC.


                                 By:     /s/  Matthew  G.  Thompson,  Jr.
                                         --------------------------------
                                 Matthew  G.  Thompson,  Jr.
                                 Managing  Director